August 2021 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q2’21 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC. 2

Agenda Welcome Q2’21 Operating Results S.J. Cheng Q2’21 Financial Results Silvia Su Q3’21 Business Outlook S.J. Cheng Q&A

Q2’21 Operating Results

Revenue: Q2: NT$6,982.3M (QoQ +8.0%, YoY +28.6%) new quarterly record high H1: NT$13,447.6 M (YoY +22.1%) Gross Margin: Q2: 28.2% (QoQ +4.0ppts, YoY +7.5ppts) Revenue & Gross Margin 5

Utilization Rate

Testing	Assembly	LCD Driver	Bumping	Overall
Q2'21: 87%	Q2'21: 94%	Q2'21: 79%	Q2'21: 86%	Q2'21: 87%
Q1'21: 81%	Q1'21: 95%	Q1'21: 81%	Q1'21: 88%	Q1'21: 86%
Q2'20: 81%	Q2'20: 76%	Q2'20: 74%	Q2'20: 71%	Q2'20: 76%



Testing
Assembly
LCD Driver
Bumping
Overall
100%
90%
80%
70%
60%
50%
75%
74%
76%
79%
76%
79%
85%
86%
87%
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

6

ChipMOS

Q2’21 Revenue Breakdown Product Segment Manufacturing Site

Revenue Breakdown － Memory 8 Q2’21: 43.1% (QoQ: +7.4%, YoY: +29.6%)

Revenue Breakdown － DDIC + Gold Bump 9 Q2’21: 45.4% (QoQ: +4.8%, YoY: +25.9%)

Revenue Breakdown － Application 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of Q2’21 Smart Mobile 36% TV 16% Computing 12% Auto/Industrial 14% Consumer 22% Smart phone Wearable UHD/4K TV 8K TV OLED TV NB/Tablet PC / server SSD In-car infotainment ADAS / sensor industrial PC Game Smart speaker DSC, STB TWS

Q2’21 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the increase of foreign exchange loss of NT$55M, the increase of loss on valuation of financial assets at fair value through profit or loss of NT$13M and partially offset by the increase of the share of gain of associates accounted for using equity method of NT$23M. YoY: Difference mainly due to the increase of the share of gain of associates accounted for using equity method of NT$64M, decrease of foreign exchange loss of NT$59M and partially offset by the increase of loss on valuation of financial assets at fair value through profit or loss of NT$18M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note (1): Difference mainly due to the increase of operating profit of NT$1,010M and depreciation expenses of NT$231M and partially offset by the increase of CapEx of NT$747M and income tax expenses of NT$169M.

Capital Expenditures & Depreciation CapEX: Q2 NT$1,585.9M Depreciation: Q2 NT$1,156.2M

Q3’21 Business Outlook

End markets continue to recover and drive higher demand Continue to strategically add capacity Expected profit improvement by OSAT ASP increasing and stable high UT level Closely monitoring tight wafer supply Memory: Increasing assembly and test capacity to meet strong demand DRAM: Healthy demand aided by customers re-stocking Flash: Continued growth led by increasing demand DDIC: Non-linear wafer supply causing utilization level fluctuations 　 Continued strong demand expected Mixed-signal: Continues to grow aided by major customers re-stocking Market & Business Outlook

Q&A https://www.chipmos.com